FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of December, 2015

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ☒ Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ☐ No ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                 ]

NATIONAL BANK OF GREECE

Disclosure under Law 3556/2007 of important changes in voting rights

The National Bank of Greece S.A. (the ‘Bank’) announces, pursuant to Law 3556/2007 and following a TR1 notification of Law 3556/2007 by the Hellenic Financial Stability Fund (‘HFSF’) dated 15.12.2015, that as of 14.12.2015 the HFSF holds 3,694,689,670 voting rights, deriving from an equivalent number of common registered voting dematerialized shares, and corresponding to 40.39% of total voting rights in the Bank, against 57.24% which it held prior to 14.12.2015.

Athens, 17 December 2015

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/ Nikolaos Voutychtis

(Registrant)

Date: December 17th, 2015

Deputy Chief Financial Officer

/s/ George Angelides

(Registrant)

Date: December 17th, 2015

Director, Financial Division